Mail Stop 3561

April 29, 2010

Mr. Amir. F. Heshmatpour
Chief Executive Officer
AFH Acquisition III, Inc.
9595 Wilshire Blvd
Suite 700
Beverly Hills, CA 90212

> **Re:** **Form 10-K for Fiscal Year Ended October 31, 2009**
> **For the following Companies:**
>
> **AFH Acquisition III, Inc., File No. 000-53071**
> **AFH Acquisition IV, Inc., File No. 000-53072**
> **AFH Acquisition V, Inc., File No. 000-53073**

Dear Mr. Heshmatpour:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services